UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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21002556

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 02 2021
Washington DC
405

SEC FILE NUMBER
8-68644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tourmaline Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Washington Boulevard, 10th Floor
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan H. Goldstein — (914) 450-7298
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W. Mt. Pleasant Avenue, Suite 3310	Livingston	New Jersey	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan H. Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tourmaline Partners, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS E. JACOBSON
NOTARY PUBLIC
MY COMMISSION EXPIRES SEPT. 30, 2021

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Tourmaline Partners, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Tourmaline Partners, LLC and Subsidiaries' management. Our responsibility is to express an opinion on Tourmaline Partners, LLC and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Tourmaline Partners, LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Tourmaline Partners, LLC and Subsidiaries' auditor since 2015.
Livingston, New Jersey
February 26, 2021

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2020	
ASSETS	
Cash and cash equivalents	$ 19,107,156
Cash segregated in compliance with federal regulations and other restricted deposits	12,549,430
Receivables from clearing brokers, including clearing deposits of approximately $2,963,000	6,116,849
Commissions and other receivable	9,466,592
Operating lease right-of-use assets, net	1,259,684
Property and equipment, net	583,291
Other assets	828,229
TOTAL ASSETS	$ 49,911,231
LIABILITIES AND EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 24,645,584
Operating lease liabilities	1,542,419
Total liabilities	26,188,003
Commitments	
Equity	
Member's equity	24,022,821
Accumulated other comprehensive loss	(299,593)
Total equity	23,723,228
TOTAL LIABILITIES AND EQUITY	$ 49,911,231

See accompanying notes to consolidated financial statements.

1. Nature of business

Tourmaline Partners, LLC ("Tourmaline Partners") is a limited liability company formed under the laws of the state of Connecticut on June 17, 2010. Tourmaline Partners is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. Additionally, Tourmaline Partners is registered as a foreign company with the Australian Securities and Investments Commission. Tourmaline Partners' operations are also conducted through its wholly-owned subsidiaries, Tourmaline (UK) Limited ("Tourmaline UK") and Tourmaline Associates (UK) Limited ("Tourmaline Associates") and their wholly owned subsidiary, Tourmaline Europe, LLP ("Tourmaline Europe"). Tourmaline Europe is authorized and regulated by the Financial Conduct Authority (the "FCA").

Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe (collectively, the "Company") execute trades in listed equities and options with or on behalf of, and earn commissions from, managers of private investment funds.

Effective May 15, 2020, the members of Tourmaline Partners contributed all of their membership interests to Tour Topco, LLC in exchange for common units and preferred units of Tour Topco, LLC. Subsequent to the transfer of the membership interests and exchange above, the preferred units representing a majority share interest in Tour Topco, LLC were sold to Copley Tour AV, LLC, a limited liability company formed under the laws of the state of Delaware. As of May 15, 2020 Tourmaline Partners is wholly owned by Tour Topco, LLC, a limited liability company formed under the laws of the state of Delaware on January 7, 2020.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

2. Summary of significant accounting policies (continued)

Cash Segregated in Compliance with Federal Regulations and Other Restricted Deposits

Cash segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in special bank accounts for the benefit of customers under SEC Rule 15c3-3 (see Note 9).

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to a clearing agreement with a clearing firm.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on the trade-date basis. Unrealized gains and losses, if any, are reflected in revenues (see Note 4).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-7 years	Straight-line
Computer hardware	3-5 years	Straight-line
Computer software	3-5 years	Straight-line
Leasehold improvements	Shorter of useful life or lease term	Straight-line

Impairment of Long-Lived Assets

In accordance with GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured as the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2020.

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for these purposes are commonly referred to as "client commission arrangements."

Foreign Currency Translation

Foreign currency transactions and the financial statements of Tourmaline Partners' foreign subsidiaries are translated into U.S. dollars at prevailing or current rates, respectively, except for revenues and expenses, which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from

2. Summary of significant accounting policies (continued)

foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of operations and comprehensive income and are reported as a separate component of equity. The annual currency translation adjustment increased equity by approximately $139,000 at December 31, 2020.

Comprehensive Income (Loss)

The Company reports and displays comprehensive income (loss) and its components in members' equity. The components of other comprehensive income (loss), such as changes in foreign currency translation adjustments, are added to net income to arrive at comprehensive income (loss). Other comprehensive income (loss) items have no impact on net income as presented in the consolidated statement of operations and comprehensive income.

Income Taxes

As discussed in Note 1, effective May 15, 2020, the members of Tourmaline Partners contributed all of their membership interests to Tour Topco, LLC in exchange for common units and preferred units of Tour Topco, LLC. At that time, Tourmaline Partners became an entity disregarded for federal and state tax purposes, filing under the new name of Tour Topco, LLC as a continuation of the partnership in accordance with Internal Revenue Code ("IRC") section 708A, and analogous state tax laws.

Tour Topco, LLC is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and analogous state tax laws provide that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, Tourmaline Partners has not provided for federal or state income taxes.

At December 31, 2020, management has determined that Tourmaline Partners had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Tourmaline Partners remains subject to U.S. federal and state income tax audits for all periods subsequent to 2017.

Tourmaline UK and Tourmaline Associates are subject to foreign corporate income taxes at a 19.0% tax rate for the period from January 1, 2020 through December 31, 2020.

Taxes Collected from Customers and Remitted to Governmental Authorities – Gross Basis

The Company reports stamp taxes on sales transactions on a gross basis in its statement of operations and comprehensive income (included in both revenue and expense). The amount of those taxes included in revenue and expense totaled $7,246,000 for the year ended December 31, 2020.

Leases

The Company determines if an arrangement is a lease at inception of the arrangement. To the extent that an arrangement represents a lease, the Company classifies that lease as either a right-of-use ("ROU") lease or a finance lease. The Company capitalizes ROU leases on our consolidated balance sheets through a right-of-use asset and a corresponding right-of-use lease liability. ROU assets represent our right to use an underlying asset for the lease term and ROU lease liabilities represent our obligation to make lease payments arising from the lease.

2. Summary of significant accounting policies (continued)

ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. Lease expense for ROU lease payments is recognized on a straight-line basis over the lease term. The Company adopted this standard on January 1, 2019.

See Note 5 for a summary of our rental commitments under operating leases as of December 31, 2020 and related disclosures.

Adoption of New Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

3. Property and equipment

Property and equipment, net consisted of the following at December 31, 2020:

Furniture and fixtures	$ 302,738
Computer hardware	914,290
Computer software	414,470
Leasehold improvements	366,147
	1,997,645
Less: accumulated depreciation	(1,414,354)
	$ 583,291

Depreciation expense for the year ended December 31, 2020 was approximately $236,000.

4. Revenue from contracts with customers

Significant Judgments. Revenue from contracts with customers includes commission income and fees from securities brokerage services and soft dollar aggregation. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Generally securities transactions will settle in one to three days depending on the type of the securities and the exchange through which the trade is executed. Certain options and futures transactions are billed monthly to customers and the timing of collection is determined by the customer. Such options transactions amounted to $24,235,000 in revenue in 2020.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Disaggregated Revenue from Contracts with Customers. The following table presents revenue on an entity level and by major source.

Tourmaline Partners, LLC	
Equities	$ 46,823,110
Options	24,219,724
Aggregation	250,035
Fixed Income	41,420
Futures	11,617
	71,345,906
Tourmaline Europe, LLP	
Equities	22,723,775
Futures	58,042
Options	4,279
	22,786,096
	$ 94,132,002

5. Leases

Tourmaline Partners is obligated under operating lease agreements expiring through December 2023. Rent expense for the year ended December 31, 2020, was approximately $359,000. Included in other assets at December 31, 2020, are security deposits related to these lease agreements in the approximate amount of $164,000.

5. Leases (continued)

Tourmaline Europe is obligated under an operating lease for its London office space that expires in May 2023. Rent expense for the year ended December 31, 2020, was approximately $303,000.

The Company records the expenses to occupy its operating lease facilities on a straight-line basis over the lease term and the expenses are included in occupancy in the accompanying Consolidated Statement of Operations and Comprehensive Income.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2020 are as follows:

Year ending December 31,		
2021		586,000
2022		622,000
2023		452,000
Total undiscounted lease payments	$	1,660,000
Less imputed interest		(118,000)
Total lease liabilities	$	1,542,000

Weighted average remaining lease term:	
Operating leases	2.75 years
Weighted average discount rate:	
Operating leases	6.33%

For the year ended December 31, 2020, rent expense for the Company was approximately $662,000 and cash paid for amounts included in the measurement of lease liabilities was approximately $505,000.

6. Net capital requirement

Tourmaline Partners is subject to SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, Tourmaline Partners' net capital was approximately $15,058,000, which was approximately $14,449,000 in excess of its minimum requirement of $609,000.

Tourmaline Europe is required under FCA Rules to maintain capital equivalent to the greater of one quarter of its estimated projected annual fixed overhead expenditure or the base capital resource requirement for a BIPRU50k firm of $61,000. At December 31, 2020, Tourmaline Europe was in compliance with FCA capital requirements.

7. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

7. Off-balance sheet risk and concentration of credit risk (continued)

The clearing operations for securities transactions are provided by various brokers. These brokers are members of major securities exchanges. At December 31, 2020, all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivables from brokers relates to cash balances on deposit and approximately $2,963,000 required by the clearing brokers to be maintained on deposit.

From time to time, the Company will maintain cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

In 2020, the Company generated approximately 64% of revenue from customers based in the United States, with the majority of customers outside of the United States located in Europe, Asia, Australia and Africa.

During the year ended December 31, 2020, the Company had one major customer that aggregated approximately 15.6% of total revenues. Commission receivable due from this customer was approximately $4,940,000 at December 31, 2020.

The Company has not experienced any material adverse effect on its business model, performance or financial condition due to the COVID-19 pandemic. General market volatility contributed to increased revenue and income. The Company has not experienced any material adverse effect from certain personnel transitioning to a remote working environment. During the year the Company increased personnel due to its continued growth and capture of market share. The Company did not apply for or receive any funding under The Coronavirus Aid, Relief and Economic Security Act (CARES Act) and Paycheck Protection Program and Health Care Enhancement Act (Enhancement Act). The Company continues to monitor the pandemic situation due to its fluidity.

8. Employee benefit plans

Tourmaline Partners maintains a retirement plan (the "US Plan"), pursuant to Section 401(k) of the IRC, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the IRC. Tourmaline Partners may make a matching contribution at the discretion of the Board of Directors. At December 31, 2020, Tourmaline Partners incurred expenses related to the US Plan in the amount of approximately $323,000.

Tourmaline Europe maintains a retirement plan (the "UK Plan") pursuant to the Pensions Act 2008, for eligible participants to make voluntary contributions of their annual compensation, on a deferred basis, subject to the limitations provided by the UK Plan. Tourmaline Europe is required by applicable regulations to make a matching contribution of 5% should a participant opt into the UK Plan. At December 31, 2020, Tourmaline Europe Incurred expenses related to the UK Plan in the amount of approximately $84,000.

9. Exemption from Rule 15c3-3

Tourmaline Partners is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firm. Further, Tourmaline Partners operates pursuant to the exemptive provision of Rule 15c3-3 with respect to its soft dollar business and, as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The funds segregated in this account, approximating $12,549,000 at December 31, 2020, are not used in the normal business operations of the Company.

10. Soft dollar transactions

During 2020, Tourmaline Partners entered into soft dollar arrangements with certain clients within the provisions of Rule 28(e). Section 28(e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Other clients, specifically hedge funds, may still participate in the soft dollar program pursuant to the guidelines established in their fund documents. Under the soft dollar program, Tourmaline Partners uses clients accumulated soft dollar funds to pay brokerage and research related expenses on their behalf. At December 31, 2020, the Company has an outstanding liability of approximately $13,600,000 included in accounts payable and accrued expenses in the consolidated statement of financial condition.

11. Subsequent events

These consolidated financial statements were approved by management and available for issuance on February 26, 2021. Subsequent events have been evaluated through this date.

Subsequent to December 31, 2020, the Member effected withdrawals of approximately $1,900,000.